Filed pursuant to Rule 253(g)(2)

File No. 024-10633

SUPPLEMENT DATED AUGUST 9, 2017

TO OFFERING CIRCULAR DATED DECEMBER 23, 2016

KNIGHTSCOPE, INC.

1070 Terra Bella Avenue

Mountain View, CA 94043

(650) 924-1025

www.knightscope.com

This Supplement to the Offering Circular supplements the Offering Circular of Knightscope, Inc. (the “Company”) dated December 23, 2016 by incorporating by reference the Company’s Annual Report on Form 1-K dated April 28, 2017, as amended.

The U.S. Securities and Exchange Commission (the “SEC”) allows us to incorporate by reference into the Offering Circular certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of the Offering Circular. We incorporate by reference the information contained in the Company’s Annual Report on Form 1-K dated April 28, 2017, as amended, which we have previously filed with the SEC.

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.